Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares or other securities of Tencent Music Entertainment Group (the “Company”). Prospective investors should read the listing document dated September 15, 2022 (the “Listing Document”) issued by the Company for detailed information about the Company.

The Company is controlled through weighted voting rights. Prospective investors should be aware of the potential risks of investing in a company with a WVR structure. For further information about the risks associated with our WVR structure, see the section headed “Risk Factors — Risks Related to Our Corporate Structure” of the Listing Document. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

Unless otherwise defined in this announcement, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

Tencent Music Entertainment Group

騰訊音樂娛樂集團

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 1698)

(NYSE Stock Ticker: TME)

LISTING BY WAY OF INTRODUCTION

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

Recent trading information in respect of the ADSs on the NYSE

and

Designated Dealer’s and Alternate Designated Dealer’s

respective designated dealer identity number

Joint Sponsors

Joint Financial Advisors

The Company issues this announcement to provide details of the recent trading information in respect of the ADSs on the NYSE and the Designated Dealer’s and the Alternate Designated Dealer’s respective designated dealer identity number.

Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), and the formal notice dated September 15, 2022 (the “Formal Notice”) issued by the Company before deciding to invest in the Class A ordinary shares or the ADSs.

INTRODUCTION

We refer to the Listing Document and the Formal Notice dated September 15, 2022 issued by the Company.

As at the date of this announcement, there are 3,390,154,264 ordinary shares of the Company issued and outstanding, comprising 1,675,015,086(1) Class A ordinary shares and 1,715,139,178 Class B ordinary shares.

RECENT TRADING INFORMATION IN RESPECT OF THE ADSS ON THE NYSE

As disclosed in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong — Investor Education — Arrangements involving our Company and the Joint Sponsors” in the Listing Document, the Company and the Joint Sponsors will cooperate to inform the investor community in Hong Kong of, among other things, the recent trading information about the Company.

The following table sets out certain trading information in respect of the ADSs (each representing two Class A ordinary shares) on the NYSE, including the daily high, low, closing price and trading volume, for the trading days in NYSE from September 8, 2022 (i.e. the trading day of the NYSE immediately following the Latest Practicable Date) to September 15, 2022, being the trading day of the NYSE immediately before the date of this announcement:

Date			ADS Price
	Day high		Day low		Closing Price		Trading Volume	As % of total Class A ordinary shares
	USD	Equivalent to HK$ per share	USD	Equivalent to HK$ per share	USD	Equivalent to HK$ per share	(in millions) (ADSs)
September 8, 2022	4.74	18.60	4.52	17.72	4.55	17.86	9.50	1.13%
September 9, 2022	4.88	19.15	4.68	18.37	4.77	18.72	9.40	1.12%
September 12, 2022	5.08	19.94	4.81	18.88	5.07	19.90	6.85	0.82%
September 13, 2022	4.97	19.51	4.71	18.49	4.76	18.68	10.78	1.29%
September 14, 2022	4.80	18.84	4.63	18.17	4.78	18.76	5.54	0.66%
September 15, 2022	4.88	19.15	4.71	18.49	4.83	18.96	4.82	0.56%

Note:

(1)

Excluding 42.0 million Class A ordinary shares issued to a wholly-owned subsidiary of the Company for future granting of awards under our Share Incentive Plans and/or such other purposes as our Company may determine in its absolute discretion, and assuming no other additional Shares are issued under the Share Incentive Plans between the date of this announcement and the Listing. Taking into account of the 42.0 million Class A ordinary shares issued to the wholly-owned subsidiary mentioned above, the total number of Class A ordinary shares of the Company is 1,717,015,086 immediately following the completion of the Introduction.

The above trading information is provided further to the disclosure in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong” in the Listing Document and is for reference purpose only. The trading price of the Class A ordinary shares on the Hong Kong Stock Exchange following the Listing may not be the same as, and may differ from, the trading price of the ADSs on the NYSE. Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), and the Formal Notice issued by the Company before deciding to invest in the Class A ordinary shares or the ADSs.

DESIGNATED DEALER’S AND ALTERNATE DESIGNATED DEALER’S DESIGNATED DEALER IDENTITY NUMBERS

As disclosed in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong — Bridging and Liquidity Arrangements” in the Listing Document, upon the Listing and during the Bridging Period (being a period of 30 calendar days commencing on the Listing Date), the Designated Dealer, J.P. Morgan Broking (Hong Kong) Limited and/or its affiliates will seek to undertake, or, under the circumstance that the trades cannot be undertaken by the Designated Dealer as a result of technical failures, request the Alternate Designated Dealer, Goldman Sachs (Asia) Securities Limited, to undertake certain trading activities in circumstances as described in that section. The Alternate Designated Dealer will only undertake trading activities at the request of the Designated Dealer. Such arbitrage activities are expected to contribute to the liquidity of trading in the Class A ordinary shares in the Hong Kong market upon the Listing as well as to reduce potential material divergence between the prices of our Shares quoted on the Hong Kong Stock Exchange and our ADSs quoted on the NYSE.

Same as previously disclosed in the Formal Notice, the Designated Dealer and the Alternate Designated Dealer have each set up a designated dealer identity number, being 7682 and 7684, respectively, solely for the purposes of carrying out arbitrage trades, covered short-selling and other trades under this exercise in Hong Kong, in order to ensure identification and thereby enhance transparency of such trades in the Hong Kong market. Any change in such designated dealer identity number will be disclosed as soon as practicable by way of announcement on the websites of our Company and the Hong Kong Stock Exchange as well as our Company’s filings with the SEC published on the SEC’s website.

FURTHER ANNOUNCEMENTS

Dealings in the Class A ordinary shares on the Hong Kong Stock Exchange are expected to commence on Wednesday, September 21, 2022. As stated in the section headed “Expected Timetable” in the Listing Document, the Company will release further daily announcements on the websites of the Hong Kong Stock Exchange and the Company on Monday, September 19, 2022, Tuesday, September 20, 2022 and not later than 8:30 a.m., Hong Kong time, on Wednesday, September 21, 2022 to disclose, among other things, the then previous trading day closing price of the ADSs representing our Class A ordinary shares on the NYSE.

The Company will, as soon as practicable and in any event no later than one business day before the Listing Date (Hong Kong time), release an announcement on the websites of the Hong Kong Stock Exchange and the Company to inform the investing public of (a) the number of Class A ordinary shares to be transferred to Hong Kong prior to the Listing; and (b) the total number of Class A ordinary shares which will be registered on the Hong Kong share register.

By Order of the Board
Tencent Music Entertainment Group Cussion Kar Shun Pang
Executive Chairman

Hong Kong, September 16, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Cussion Kar Shun Pang, Mr. Zhu Liang and Mr. Zhenyu Xie as the executive directors, Mr. James Gordon Mitchell, Mr. Brent Richard Irvin and Mr. Matthew Yun Ming Cheng as the non-executive directors, and Ms. Edith Manling Ngan, Mr. Adrian Yau Kee Mak and Ms. Jeanette Kim Yum Chan as the independent non-executive directors.

For the purpose of illustration only, USD is translated into HK$ at the rate of USD1.00 = HK$7.8498. No representation is made that any amount in USD or RMB has been or could be converted at the above rate or at any rates or at all.

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